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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 2)

                   Under the Securities Exchange Act of 1934*


                            Carrizo Oil & Gas, Inc.
________________________________________________________________________________
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  144577 10 3
________________________________________________________________________________
                                 (CUSIP Number)


                             Douglas A.P. Hamilton
                           462 Broadway, Second Floor
                            New York, New York 10013
                                 (212) 219-3935

________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              November 18, 1997
________________________________________________________________________________
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
CUSIP No. 144577 10 3
____________________________________________________________________________________________________
         (1)     Name of Reporting Person
                 S.S. or I.R.S. Identification Nos. of Above Person

                 Douglas A.P. Hamilton

____________________________________________________________________________________________________
         (2)     Check the Appropriate Box if a Member of a Group
                                                                                     (a)      [ ]
                                                                                     (b)      [ ]

____________________________________________________________________________________________________
         (3)     SEC Use Only

____________________________________________________________________________________________________
         (4)     Source of Funds

                 OO

____________________________________________________________________________________________________
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                              [ ]

____________________________________________________________________________________________________
         (6)     Citizenship or Place of Organization

                 United States of America

____________________________________________________________________________________________________
Number of        (7)      Sole Voting Power                         800,796 Shares
Shares Bene-              __________________________________________________________________________
  ficially       (8)      Shared Voting Power                       0 Shares
 Owned by                 __________________________________________________________________________
Each Report-     (9)      Sole Dispositive Power                    800,796 Shares
 ing Person               __________________________________________________________________________
   With          (10)     Shared Dispositive Power                  0 Shares

____________________________________________________________________________________________________
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          800,796 Shares

____________________________________________________________________________________________________
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                              [ ]

____________________________________________________________________________________________________
         (13)    Percent of Class Represented by Amount in Row (11)
                          7.7%

____________________________________________________________________________________________________
         (14)    Type of Reporting Person (See Instructions)    IN





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INTRODUCTORY NOTE.

        This Amendment No. 2 to Schedule 13D is being filed on behalf of Douglas A.P. Hamilton ("Mr. Hamilton"), to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Hamilton on August 21, 1997 and amended by Amendment No. 1 dated September 3, 1997 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Mr. Hamilton beneficially owns an aggregate of 800,796 shares of Common Stock (approximately 7.7% of the 10,375,000 shares outstanding (as reported in the Company's Form 10-Q for the quarter ended September 30, 1997)). Mr. Hamilton has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him. On November 18, 1997, Mr. Hamilton transferred, without consideration, 200,000 shares of Common Stock to the Douglas A.P. Hamilton 1997 GRAT (the "GRAT"). The GRAT is a grantor retained annuity trust created under a Trust Agreement dated October 14, 1997 between Mr. Hamilton as Grantor and Kim E. Baptiste, as Trustee. Mr. Baptiste as Trustee has the sole power to vote or dispose of the shares of Common Stock. During the first five years of the GRAT, Mr. Hamilton is the sole beneficiary. After that period, certain of Mr. Hamilton's relatives will be discretionary beneficiaries. Mr. Hamilton is also among the beneficiaries of a charitable remainder trust that is the limited partner of DAPHAM Partnership L.P., which beneficially owns 395,960 shares of Common Stock. See Item 6, Contracts,





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Arrangements, Understandings or Relationships with Respect to Securities of the
Issuer, of the Original Statement for a discussion of Mr. Hamilton's options.




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        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: November 19, 1997.



                                        /s/ DOUGLAS A.P. HAMILTON
                                       -------------------------------------
                                            Douglas A.P. Hamilton





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